Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Media Contact: Lauren Snyder
Tel: +1.242.363.6018

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES EXECUTIVE TRANSITION
FOR BAHAMAS BUSINESS

George Markantonis to Succeed Paul O’Neil as
President/Managing Director of Kerzner International Bahamas

PARADISE ISLAND, The Bahamas, June 1, 2005 - Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, today announced the succession plan for the Bahamas business in response to the retirement of President/Managing Director Paul O’Neil. George Markantonis, who joined the Company as President/Managing Director of Atlantis, The Palm, Dubai in February 2004, will succeed Mr. O’Neil, who will officially leave his post in early 2006. Mr. Markantonis will assume his new position in September 2005 and will report directly to Howard Karawan, President/Managing Director of the Company’s Destination Resorts business. Mr. Markantonis will be based in The Bahamas.

Butch Kerzner, CEO of the Company, commented, “From the beginning of his tenure with the Company, Paul O’Neil made clear his plan to retire in 2006. His leadership and outstanding team have enabled the growth of our Paradise Island business over the past five and a half years. Based upon Paul’s desires and the progress of our Phase III expansion project, this is an ideal time to begin the transition to George’s leadership of our Bahamian businesses. While we can never replace Paul, we are very fortunate that we have an executive within the Kerzner family whom we all believe is the ideal successor. We are pleased to have a person with George’s extensive background in hotels and destination resorts to take on this major responsibility.”

Since joining the Company, Mr. Markantonis has played a key role in the planning and development of Atlantis, The Palm, Dubai, the destination resort and vast water-theme park that will extend the Atlantis brand into one of the fastest growing tourist destinations in the world. With Mr. Markantonis’s promotion and move to The Bahamas, continued development of Atlantis, The Palm, Dubai will be handled by Alan Leibman, President/Managing Director of Kerzner’s destination resort casino development, Mazagan, in El Jadida, Morocco. Prior to joining the Company, Mr. Markantonis was Senior Vice President of Hotel Operations for Caesars Palace in Las Vegas, where he held overall responsibility for day-to-day operations of the 2,500-room, 80-acre luxury resort.

Howard Karawan noted, “This is a very exciting time for the Company, especially for the Paradise Island businesses. Construction of Marina Village at Atlantis, a 65,000 square foot project including four new restaurants and retail space around the Atlantis Marina, is well underway and nearing completion. We have recently begun construction of the expanded water theme park and planning for the remaining elements of the Phase III development is reaching an advanced stage. It was paramount for us to ensure a strong succession plan, and Paul’s legacy of leadership combined with George’s background and experience will be a tremendous asset to the Paradise Island operations.”

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.